FILED BY ORACLE CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: SIEBEL SYSTEMS, INC.

COMMISSION FILE NO. 0-20725

[The following is an excerpt of an email sent on September 21, 2005 by John Wookey, Oracle’s Senior Vice President, Applications, to Oracle’s CRM employees relating to the proposed Siebel acquisition]

First, a word to the Oracle, PeopleSoft and JD Edwards CRM teams. This agreement to purchase more CRM technology shows how committed we are to CRM. You’ve built some very good products, and more than 1,000 CRM customers made the decision to buy our applications. There’s Lufthansa and a number of other marquee customers who are counting on us to continue to push our CRM products forward. This will be a great opportunity for you to help Oracle CRM go to the next level. So how does this agreement to purchase Siebel fit our Applications strategy?

1. We will protect and grow our installed base in the current generation applications. After the transaction closes, Oracle will gain 4,000 Applications customers from the most successful CRM company in the business and move us closer to our goal of being No. 1 in Applications globally. 2. We will continue to extend into industry-specific areas. It’s why we invested in Retek and i-flex. It’s why we continue to push our own overall industry solutions such as higher education, life sciences and healthcare. It’s why Siebel is so attractive. It has a great deal of industry expertise — expertise that enhances great CRM. As our software plays a more critical role with industry customers (as it has with manufacturing to date), Oracle will become a much more significant vendor. 3. We will lead the next generation of applications with Project Fusion. Siebel has a similar Fusion-like project under way called Nexus. Some of its technology, from both a platform and functionality perspective, will help us build better next-generation applications after the transaction closes.

It will be business as usual here at Oracle because the acquisition isn’t expected to close until early 2006. If anyone missed the news, here’s the announcement in Oracle’s In The Know, and the email Charles Phillips sent to the company.

The transaction is subject to regulatory and other approvals. In the E.U., this transaction will be subject to regulatory clearances and approvals and be conducted in accordance with the information and consultation requirements of applicable E.U. directives and their implementation in the individual member states.

Important Information

This document may be deemed to be solicitation material in respect of the proposed business combination of Oracle and Siebel. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the

SEC. STOCKHOLDERS OF SIEBEL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. The final proxy statement/prospectus will be mailed to stockholders of Siebel. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Oracle Corporation, 500 Oracle Parkway, Redwood Shores, California, Attention: Investor Relations, or from Siebel Systems, Inc., 2207 Bridgepointe Parkway, San Mateo, California 94404, Attention: Investor Relations.

Oracle, Siebel and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Oracle’s directors and executive officers is available in Oracle’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on August 30, 2005, and information regarding Siebel’s directors and executive officers is available in Siebel’s proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on April 29, 2005. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about Oracle and Siebel. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to Oracle and Siebel, the management of either such company or the transaction are intended to identify those assertions as forward-looking statements. In making any such statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of Oracle and Siebel, including: the impact of general economic conditions in regions in which either such company currently does business, industry conditions, including competition, fluctuations in exchange rates and currency values, capital expenditure requirements, legislative or regulatory requirements, changes in the tax laws, interest rates and access to capital markets. The actual results or performance by Oracle or Siebel could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Oracle or Siebel.